United States

Securities and Exchange Commission

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Renaissance Learning, Inc.

-------------------------------------

(Name of Issuer)

Common Stock, $.01 par value

---------------------------------------

(Title of Class of Securities)

00757K100

---------------------------------------

(CUSIP Number)

December 31, 2002

---------------------------------------

(Date of Event Which Requires Filing of this Amendment)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 00757K100

1.

NAME OF REPORTING PERSON

WoodTrust Asset Management, N.A.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

39-1627910

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(a)

[X]  Joint filing pursuant to Rule 13d-1(k)(1)

1.

SEC USE ONLY

1.

CITIZENSHIP OR PLACE OF ORGANIZATION

National banking association organized under the statutes of the United States, located in Wisconsin Rapids, Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

2,157,311

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

2,059,240

8.

SHARED DISPOSITIVE POWER

3,000

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,157,311

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.74%

12.

TYPE OF REPORTING PERSON

BK

Schedule 13G

CUSIP No. 00757K100

1.

NAME OF REPORTING PERSON

Steven C. Bell

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

2,157,311

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

2,059,240

8.

SHARED DISPOSITIVE POWER

3,000

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,157,311

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.74%

12.

TYPE OF REPORTING PERSON

IN

Schedule 13G

CUSIP No. 00757K100

ITEM 1(a).

NAME OF ISSUER

Renaissance Learning, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2911 Peach Street

Wisconsin Rapids, Wisconsin  54995-8036

ITEM 2(a).

NAME OF PERSON FILING

1)  WoodTrust Asset Management, N.A.

2)  Steven C. Bell

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:

181 2nd Street South

Post Office Box 8000

Wisconsin Rapids, Wisconsin  54495-8000

ITEM 2(c).

CITIZENSHIP

1)  WoodTrust Asset Management, N.A. – National banking association organized under the statutes of the United States, located in Wisconsin Rapids, Wisconsin

2)  Steven C. Bell – U.S.A.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES

Common Stock, $.01 par value

ITEM 2(e).

CUSIP NUMBER

00757K100

ITEM 3.

If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)

[   ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

[X]*

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

[   ]

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

[   ]

Investment company registered under Section 8 of the Investment Company
            Act of 1940 (15 U.S.C. 80a-8);

(e)

[   ]

An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);

(f)

[   ]

An employee benefit plan or endowment fund in accordance with Section
                    13d-1(b)(1)(ii)(F);

(g)

[X]*

A parent holding company or control person in accordance with Section
                     13d-1(b)(1)(ii)(G);

(h)

[   ]

A savings association defined in Section 3(b) of the Federal Deposit Insurance
                    Act (12 U.S.C. 1813);

(i)

[   ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[   ]

Group, in accordance with Section 13d-1(b)(1)(ii)(J).

*

WoodTrust Asset Management, N.A. is a national banking association organized under the statutes of the United States and is, therefore, a “bank” as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.  Steven C. Bell is the Chairman of the Board and majority shareholder of WoodTrust Asset Management, N.A.  Mr. Bell is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(1).  None of the securities covered by this report are beneficially owned by WoodTrust for its own account, and less than 1% of the class of securities covered by this report are beneficially owned by Mr. Bell for his individual account.  All of the securities covered by this report are legally owned by WoodTrust’s clients.

ITEM 4.

OWNERSHIP

Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

WoodTrust Asset Management, N.A. has been granted discretionary voting and/or dispositive power over the securities covered by this report, which securities are held for the benefit of WoodTrust’s clients.  Any and all discretionary authority which has been delegated to WoodTrust Asset Management, N.A. may be revoked in whole or in part at any time.

Mr. Bell is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by WoodTrust Asset Management, N.A., as a result of his position with and stock ownership in WoodTrust Asset Management, N.A.  See Item 8.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

N/A

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, the securities covered by this report is vested in the clients for which WoodTrust Asset Management, N.A. serves as investment manager and/or trustee.  Any and all discretionary authority which has been delegated to WoodTrust may be revoked in whole or in part at any time.

Not more than 5% of the class of securities covered by this report is owned by any one of WoodTrust’s clients.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

N/A

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

WoodTrust Asset Management, N.A. is a banking association organized under the statutes of the United States and is, therefore, a “bank” as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.  Mr. Bell is the Chairman of the Board of WoodTrust and beneficially owns a controlling percentage of its outstanding securities.  Mr. Bell is joining in this Schedule 13G because, as a result of his position with and ownership of securities of WoodTrust, Mr. Bell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by WoodTrust.  Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Bell of his control or power to influence the control of WoodTrust Asset Management, N.A.  Moreover, WoodTrust and Mr. Bell are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.

CERTIFICATION

By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect, and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares reported herein as beneficially owned by WoodTrust Asset Management, N.A., for its own account—of which there are none—or by Mr. Bell for his individual account and not as a result of his position with and ownership of securities of WoodTrust Asset Management, N.A.—of which the number is less than 1%).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 30th day of January, 2003.

/s/ Steven C. Bell

Steven C. Bell

Chairman of the Board

/s/ Linda L. Bender

Linda L. Bender

Vice President/Personal Trust Officer

Exhibit 1

  Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Renaissance Learning, Inc. and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of January, 2003.

/s/ Steven C. Bell

Steven C. Bell

Chairman of the Board

/s/ Linda L. Bender

Linda L. Bender

Vice President/Personal Trust Officer